UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Taxpayer Registry Number (CNPJ/MF) 90.400.888/0001-42

Company Registry Number (NIRE) 35.300.332.067

MINUTE OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JULY 02nd, 2026

DATE, TIME, AND PLACE: July 2nd, 2026, at 3 p.m., at the headquarters of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”) located in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011.

INSTALLATION QUORUM: Shareholders representing 95.56% of the voting capital of the Company, as verified by the signatures in the Shareholders' Attendance Book and considering the remote voting ballots, as per the summarized voting map disclosed by the Company.

LEGAL PRESENCE: Pursuant to CVM Resolution No. 81/22, the Company’s Officer Mr. Leonardo Augusto de Andrade Barbosa.

BOARD: Mrs. Carolina Trindade, as President; and Mr. Rafael Tridico Faria, as Secretary.

CALL AND LEGAL PUBLICATIONS: Call notice published in the newspaper “Valor Econômico”, editions of June 03, 04 and 05, 2026.

AGENDA: (a) To FIXATE the number of members that will compose the Board of Directors of the Company; (b) To ELECT two (2) new members to compose the Board of Directors of Santander Brasil; and (c) Due to the resolution in the previous item, to CONFIRM the composition of the Company’s Board of Directors.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the Agenda was dismissed, considering that they are entirely known by the shareholders and were disclosed on the Brazilian Securities and Exchange Commission website (Comissão de Valores Mobiliários - “CVM” - www.cvm.gov.br) on June 02, 2026; (2) The declarations of votes, objections and divergences submitted shall be numbered, received and certified by the Board and shall be kept filed at the Company’s headquarters, pursuant to Article 130, first paragraph, of Law No. 6,404/76, as amended, and will be sent to the CVM by means of an electronic system available on the CVM's website in the world computer network, pursuant to Article 22, IX, of CVM Resolution 80/2022, as amended; and (3) Authorized the drafting of these minutes as summary, and its publishing without the signatures of all the attending shareholders, pursuant to Article 130, paragraphs 1st and 2nd, of the Brazilian Corporations Law.

REMOTE VOTING: The attending shareholders resolved to dismiss the reading of the Consolidated Voting Map disclosed to market on July 01, 2026, pursuant to the Sole Paragraph of Article 46-C of CVM Resolution No. 81/2022, which was made available for shareholders' appreciation. With regard to the provisions of Subsection I of § 5 of the Article 48 of the aforementioned CVM Resolution, it is recorded that the participating shareholders had no interest in altering the vote casted through the remote voting ballots.

RESOLUTIONS: Following the discussions related to the Agenda’s matters, the attending shareholders of the Company resolved to, with abstention of the shareholders legally prevented from voting:

(i)         TO FIXATE by majority, with 3,638,732,129 favorable votes, 7,087 against votes and 36,020 abstentions, the number of twelve (12) members to be part of the Board of Directors in the mandate valid until the Ordinary General Meeting to be held in 2027.

(ii)        ELECT, by majority, with 3,638,248,156 favorable votes, 26,788 against votes and 500,292 abstentions, as independent members of the Company's Board of Directors, for a supplementary term of office that will be in force until the investiture of those elected at the Company's 2027 Ordinary General Meeting, Messrs. (a) Márcio de Andrade Schettini, brazilian, married, engineer, bearer of the Brazilian Identity Card RG No. 05.492.490-7 SSP/RJ, registered with the CPF/MF under No. 662.031.207-15, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-01; and (b) Oscar Rodríguez Herrero, spanish, married, administrator, bearer of the Brazilian Identity Card RG No. 62.934.342-1 SSP/SP, registered with the CPF/MF under No. 060.185.177-36, domiciled in Madrid, Spain, with office at Av. de Cantabria, not numbered, Amazonia Building, 2ª Planta, 28660, Boadilla del Monte, Madrid, Spain.

It is recorded in the minutes that, according to the statements presented and filed with the Company, the Board members hereby elected, (i) fulfill the independence requirements pursuant to the third paragraph of Article 14 of the Company’s Bylaws; (ii) are not involved in any crime that prevents them from carrying out commercial activities, especially those mentioned in paragraphs 1 and 2 of Article 147 of Law 6,404/76; (iii) meet the requirements set forth in Resolution No. 4,970, of November 25, 2021, of the National Monetary Council; and (iv) will only take office in the position for which they have been elected after the authorization of their election by the Central Bank of Brazil and upon signing the representation provided for in Article 2 of Annex K of CVM Resolution 80, of 29 March 2022.

(iii)      Due to the resolution in the previous item, CONFIRM, by majority, with 3,638,643,266 favorable votes, 27,812 against votes and 104,158 abstentions, the composition of the Company's Board of Directors with a term of office in effect until the investiture of those elected by the 2027 Ordinary General Meeting, which by virtue of the election approved herein will be composed of the directors listed below, once the election of Messrs. Márcio de Andrade Schettini and Oscar Rodríguez Herrero are authorized by the Central Bank of Brazil and they take office:

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Name	Position
Deborah Stern Vieitas	President (independent)
Javier Maldonado Trinchant	Vice-president
Antonio Carlos Quintella	Director (independent)
Cristiana Almeida Pipponzi	Director (independent)
Cristina San Jose Brosa	Director
Deborah Patricia Wright	Director (independent)
Ede Ilson Viani	Director
Márcio de Andrade Schettini	Director (independent)
Nitin Prabhu	Director
Oscar Rodríguez Herrero	Director (independent)
Pedro Augusto de Melo	Director (independent)
Vanessa de Souza Lobato Barbosa	Director

CLOSING: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the Board members and the attending shareholders.

SIGNATURES: Carolina Trindade – President; Rafael Tridico Faria – Secretary. Shareholders: BANCO SANTANDER, S.A. – Carolina Trindade, attorney-in-fact; GRUPO EMPRESARIAL SANTANDER, S.L. – Carolina Trindade, attorney-in-fact; STERREBEECK, B.V. – Carolina Trindade, attorney-in-fact; WANDER JUNIOR COELHO DA SILVA; JAIR DOS SANTOS MACIEL; MATEUS HENRIQUE NERY DE SANTANA; LUCIO MARCELO DE ANDRADE; CELSO RICARDO ROMERA CARDOSO; VIDALVO SILVINO DA COSTA FILHO; THIAGO VALENTIM PIXITORI CARDOSO; CARLOS ROSENO DA SILVA FILHO; EDVANDRO AMANCIO DOS SANTOS; CARLOS FONSECA AVILA; JUNIOR FERNANDES DA SILVA; ALBERTO VIEIRA DA SILVA JUNIOR; FRANCISCO OLAVIO TEIXEIRA COUTINHO; ANTONIO PAULO LIMA DE CARVALHO; DANILO MACHADO FONTENLA; JOSE LUIS MATOS DA SILVA; DANIEL ZAMBIANCO; ALTAMIR SANTOS FILHO; FRANCISCO JOSE LOPES AFONSO; JOAO MERLO FILHO; MARCELO SOUZA DA SILVA; PRISCILA DA SILVA NASCIMENTO; FABIO FEITOZA DA SILVA; DANIEL BROOKE PEIG; SALVADOR FERNANDES DE JESUS JUNIOR; GILBERTO MEIRA DA SILVA; RAFAEL DE ALMEIDA FERREIRA; OSWALDO RAFAEL DE ASSIS; LUIS CARLOS DE SOUZA; RENATO AURELIO LAUREANO; CARLOS ALBERTO BATISTA DA SILVA; RODRIGO FRAY DA SILVA; JOSIVALDO JOSE DOS ANJOS; ROBERTO MOSA COELHO; LEANDRO DE OLIVEIRA STOYAN; JOSE VICENTE DUTRA; LUIZ FERNANDO DA SILVA FRANCO; THIAGO VIEIRA HENRIQUE; ARTHUR FERNANDES DE SOUZA; FRANCO CLEIDSON FONSECA OLIVEIRA; CARLOS HENRIQUE STEIL; MARCELO RODRIGUES DE LIMA; PEDRO CARLOS COSENTINO; MANOEL PEDRO GONCALVES DE MEDEIROS JR; JOSE SILVA DE ALMEIDA; HELCIO MARQUES DA SILVA FILHO; JOVINIANO DO NASCIMENTO; CELSO RICARDO SCHOEPS 074.298.978-00; DOUGLAS DA CUNHA BARBOSA; EDERSON MENDES BATISTA; MARCOS DONIZETE DE MORAES; MARCELO JOVANI D ALMARCO; THIAGO BARROS DA SILVA CHAFFIN DE AZEVED; CARLOS FERNANDO FREITAS FRANCO; RAFAEL JULIANO PICCININI; RODRIGO DA SILVEIRA PIVA; IGOR RAMOS DE OLIVEIRA; WELLINGTON GOMES DE SOUSA; LUCIANO MICHAEL DE SOUZA; CARLOS HUMBERTO AIRES MATOS FILHO; EDUARDO HIDEKI TAKAHASHI NAKAI; LUIZ CARLOS SANTOS DE BARROS; SAMUEL GONCALVES CUNHA; JOSE GUILHERME GOMES DE LIMA; SAULO SOUZA DOS SANTOS; GIULIANO DIAS ARAUJO VASCONCELOS; MARCOS OZORIO DE ALMEIDA; JOAQUIM CARLOS DE ALMEIDA OLIVEIRA E CRUZ; JORAN TENORIO DA SILVA; EDMILSON VIEIRA DOS SANTOS; HENRIQUE EMANUEL GONCALVES BOTELHO; VITOR AUGUSTO SILVA DE OLIVEIRA; DENILTON ALVES DE ALMEIDA; TALES GLADIMIR CARDOSO; DIEGO COELHO; EVANDRO NETO DE LIMA; ROBERTO HARUO UECHI; JESSE RODRIGUES DA SILVA; CARLOS ALBERTO COELHO SANTIAGO; FABIO ROBERTO OYAMBURO CHAVES; THAILSON DE ALMEIDA SILVA; JEFERSON SALUSTIANO DA COSTA SILVA; JORGE SILVA

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JUNIOR; ROBERTA MARTINS DEQUI; EDSON DOS SANTOS VASCONCELOS; ALBERTO RODOLFO GONCALVES; LUCAS CORREA MARCHETTO; LEONARDO HENRIQUE AYUB; MARCIO DOS ANJOS CUNHA; YURI MAYQUE FERREIRA DA SILVA; TIAGO LOPES MOSCI; FELIPE GRAVENA DIAS; LEANDRO DA SILVA FAGUNDES; ABILIO BORGES; LUIZ GALVAO LINHARES RODRIGUES FILHO; DIEGO ALCANTARA PAGLIOSA; CLEBER ANDREY BOLFE; MARIO AUGUSTO MENEGHEL RANDO; CARLOS ALBERTO SOUZA SANTOS; RODRIGO BOONE; NAIR MAYUMI KOWATA; MARCOS S BRITO; DANIEL DE OLIVEIRA SILVA; RICARDO TAMANINI; ALEX DA SILVA MILO; GABRIEL MARTINS DE SOUZA; DOUGLAS GOMES ROCHA; GLEYDSON PUBLIO AZEVEDO; CLAUDIA REBELLATO; ELIVELTON CICHOSKI DA SILVA; JOSE ERIORLANDES ALVES DE LIMA; DIOGENES HORTENCIO DE SOUZA; RAFAEL NERI SILVA; KLEDSON SANTOS SILVA; ELISANGELA DE SOUZA SANTOS; MARCELO CAVALCANTI BASTOS; RAFHAEL RODRIGUES QUILLES; JOSE HILTON ROCHA E SILVA; JUDIVAN ANDRADE DA SILVA; DANILO SA URTIGA NOGUEIRA; TIAGO CRUZ DA SILVA; FERNANDO ISAAC DO NASCIMENTO MENDES; LUCAS ALVES MELO; ANTONIO CARLOS BUENO RAMALHO; BENEDITO MARIANO GARCIA; RENATO GOMES DA CONCEICAO; ELAINE RODRIGUEZ DE SOUZA; LUIS HENRIQUE DA SILVA CAVALCANTE; ANGELO MARCONY MENDES PEREIRA; MARLON DE MEIRA BRANDT COSTA; MARCO ANTONIO FERNANDES RAMOS; JOAO VITOR CARDOSO DA SILVA; JOAO COMARIM FILHO; GIBSON BATISTA GOMES; JHONES PETTER FAITANO DO CARMO; RONALDO FRANZOI CANDIDO; JOSE ROBERTO RODRIGUES JUNIOR; ALEX BARBOSA DA SILVA; WESLEY FREITAS SANTANA; TONI JEFFERSON LOPES; DIOGO SALGUEIRO FERREIRA; CLAUDIO CHOYTI HATANAKA; WANDO HENRIQUE DOS SANTOS; BRUNO CAPPELLETTI; LUCAS CECCHIN; CLEVERSON ANTONIO TAUFER; JOSE HERNANE ROCHA DE CARVALHO; WANDERLEY LARUCCI; FRANCOIS NICOLI; ANDRE LUIZ DE REZENDE; LUCIANA NICODEMOS DE FRANCA; MARCELO WILDI VARELA; LINDOMAR SANTOS DA CRUZ; JOAO PAULO SOARES FERNANDES; VINICIUS DE OLIVEIRA DIAS; WANDERLEY WESLEY SHOUGA MENDES; RODOLFO ANTONIO ALWAN; LUCIANA MENELAU OLIVEIRA E CRUZ; THIAGO FERREIRA DE QUEIROZ; HANNA RIBEIRO; SILVIO JOSE FERREIRA; CLAUDIO ALEXANDRE DOS SANTOS MARIA; EVANDRO ONOFRE DA SILVA; WENDEL APARECIDO MARTINS; KAUA ALVARO SILVA TEIXEIRA; PAULO HENRIQUE DA SILVA OLIVEIRA; ALEXANDRE JOSE MALACHIAS; LENON MARTINS LOUREIRO DA SILVA; RAFAEL JACINTHO; CARLOS EDUARDO ARAUJO DA FONSECA; DANIEL ALVES DA SILVA; ROGERIO FELCAR ZANATA; LUCCA CAPUZZO; LUIS CAPUZZO; CLAYTON HERBE RODRIGUES DE ARAUJO; FERNANDA RISHTER LOURENCO ABOU RIZK; SERGIO RICARDO GOMES BARBOSA; WILLIAM DE QUEIROZ; GILMAR RIBEIRO DA ROSA; LAERTE AMARAL DE SOUZA; THIAGO LUIZ MEZENGA; ANDRE SOARES DE VASCONCELOS; EDGAR MELO VIEIRA PEREIRA; ELI BARCELOS; WILLER MARCOS FERREIRA; TAINO RODRIGO SILVA REIS; LUCA AUGELLI; JOSE FRANCISCO DOS SANTOS FILHO; DANIEL KAMEKITI YONAMINE; ALESSANDRO SILVA DE SOUZA; NILSON ALVES CORREA; JEFERSON DA SILVA RODRIGUES; EDMEA ANDRADE DE AZEVEDO OLIVEIRA; CRISTIANO ANTONIO DE OLIVEIRA; VICTOR RICHARD FERREIRA DA SILVA; JORDANA DA SILVA BARCELOS; LUIS FELIPE FERREIRA DA SILVA; LEONARDO CAJUEIRO D AZEVEDO; GUILHERME HENRIQUE DE JESUS LIMA; CARLOS AUGUSTO SANTANA DE ALMEIDA; ROMARIO DUTRA TEIXEIRA; KIRK ANDERSON BASTOS VIANA; PEDRO SPONTONI JUNIOR; ANTONIO CARLOS DE LIMA; JOAO BATISTA DO NASCIMENTO SILVA; TAIZ SILVA PEREIRA DE ASSIS; ALVARO GOMES; ROBERTO RODRIGUES CARDOSO; PAULO CESAR FERREIRA E SILVA; GUSTAVO BRITO DO NASCIMENTO; ANTONIO INACIO DA ROCHA; JEFFERSON ANTONY PRADOS; WILMAR KLEEMANN; MIRIAM VIVIANE SOUZA SILVA; ARIEL LUIZ DA SILVA PAES; JESSICA GUERRA DE ALENCAR ARARIPE; EDSON TAKEBAYASHI; MIGUEL EDUARDO DOS SANTOS MARQUES DA SILVA; YURI SANTOS DE SOUZA; IVAN PERES; ADRIEL BESERRA DE OLIVEIRA; MARIA GABRIELA GONCALVES DE AVILA; FABRICIO MARCOS

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KLOCK; JEAN LUCCA DA SILVA LOPES; GUSTAVO DE ASSIS OLIVEIRA; FELIPE SALAZAR JACQUES; LEVI LOPES DOS SANTOS; ANTONIO LAURENTINO SOUTO NETO; THIAGO SILVA SANTOS; NEUDES CARVALHO DA SILVA; LAERCIO ARAUJO LIMA; DILSON LUIZ PERICO; MAGAIVE CARNEIRO DOS SANTOS; WESLEY T DA SILVA; MICHEL CARNEIRO DE SOUZA; FRANK LIMA DE MELO; RENATO DOS SANTOS FELIX; LUCIANO GONCALVES DE OLIVEIRA; MARCO ANTONIO PEREIRA AMARAL; LEONARDO SCOFONI ROSSIGNATTI; PETERSON PARREIRAS DE ANDRADE; FABIO KENEDY ALMEIDA TRIGUEIRO; EDUARDO CARDOSO BRAGA; ADILSON BARBOSA CAMACHO; EDUARDO MICHELETTI OZILIERI; CLODOALDO GHELLERE; WILLIAM DA SILVA; DAG JOSE GAIO; FERNANDO SILVA ZANGRANDE; LUCAS QUIROGA VOLPE DE ARAUJO DIAS; JULIO CESAR BADINI; JOSE FERNANDES AREND; ANTONIO ROBERTO DA COSTA; FLAVIO SAMPAIO DOMINGUES; WILJONES BARROS FONSECA; CAUE MENDES TAVARES; NELSON FRANCA; MAURO HAYASI HORIKAWA; PAULO SERGIO MORAES RAMALHO; MARCO CAVADAS DA SILVA; CHOGO IRAHA; LUCIANO ARNALDO MIAN COVOLAN; FELIX HUMBERTO FRANCA; HENRIQUE XAVIER DE MEDEIROS CANDELOT; THALES BRANDAO FEITOSA DE SOUSA; JAIR CARDOSO DA COSTA; IGOR CARDOSO DE OLIVEIRA; WANDES NUNES DE OLIVEIRA; MARCELLO CHAVES ROSA; ISAIAS NATANAEL RAVIZZA; DANIEL ALEXANDRE HOMEM; IVAN PAULO MENESES CORREA; LUIS HENRIQUE MONTEIRO SIMOES; WILSON SILVA JUNIOR; CAIO RODRIGO MATOS DE MORAIS; WALDEMAR FERNANDES SERRA; FERNANDO PRADA; MARCELO PEREIRA DA SILVA; MELISSA MEDRANO GOMES; GREISON MARTINS DA SILVA; LUIZ FERNANDO DA SILVA; ROBERTO GONCALVES HARALAMBIE; ANDRE LUIS PINHEIRO; NILTON DE BARROS ABREU JUNIOR; DOUGLAS DE MOURA ESTEVAO; PAULO ALEXANDRE SACRINI; RAFAEL RIBEIRO DE SOUZA; GUILHERME HENRIQUE FERRAZ CAMPOS; CLEOMAR BLASER; RAFAEL TAVARES BORGATO; RODRIGO CESAR DOS SANTOS; CARLOS HENRIQUE BARBOSA CASSA JUNIOR; DEILOR FERRAZ DA COSTA; FABIO MATOS CORREA ANDRADE; RENATO MATRICARDI; ONIVALDO ZANGIACOMO; ANTONIO FRANCISCO DA SILVA FILHO; LA╔CIO SANTOS CAVALCANTE; MELKZEDEKUE DE MORAES ALCANTARA CALABRESE MOREIRA; MATHEUS EDUARDO GOES MARQUES DOS SANTOS; PEDRO MASCARENHAS SLOMKA DE OLIVEIRA; RAMANY NUNES CUNHA SERRA; ALAN RICARDI LARANJEIRA; THIAGO NOGUEIRA NALBONES BARBOSA; CARLOS EDUARDO MC CARDELL PASSARELLI; DALTON LUIZ SCHIESSEL; ESTANISLAU BARBOSA COSTA; MARCELO SILVA FERNANDES JUNIOR; LAURO ROGERIO URBANO; BENEDITO CARLOS LOPES BURRONE; MAURICIO GUADAGNINI JUNIOR; MARCOS ANTONIO DA SILVA RODRIGUES CARVALHO; ANDERSON HELENO ALVES SARTORI; CARLOS ADRIANO DE ANDRADE; RAFAEL LIMA DOS SANTOS; JEAN PEDRO SBARDELLOTO; MARCELO RADAELLI; JULIO CESAR DE MELO; ALBERTO DE SANTANA ANDRADE; HELIO AKIRA HORIE; CLAITON BALDASSO; MATHEUS TASSETANO GALACIO; FERNANDO HENRIQUE BARBOSA; MATHEUS DA SILVA SENA SILVA; LAMARTINE CESAR LEITE; MARCUS VINICIUS PERETTI DE ARAUJO; ENRICO MENEZES COELHO; JOSE HENRIQUE AMARAL GONCALVES; ALBERTIANO DIAS DA SILVA; JONATHAN LOUSADO SILVA; GABRIEL QUEIROZ BASTOS; ANDRE LUIZ MORELLO; HUDSON GUIMARAES RODRIGUES; JEFFERSON PAZ DA SILVA; LUIZ FERRAROTTO; THIAGO VINICIUS NOGUEIRA; FABIO LUIS BRUN; ALESSANDRO RIBEIRO TAQUES; ADRIANO DOS SANTOS GOMES; JULIANO FRANCISCO ANGELI; IGOR FERNANDES MARQUES DA SILVA; CARLOS ALBERTO MAZIERO; RONAN SOARES GONCALVES; SERGIO MUNIZ DE ARAUJO; ELVIS ECCEL; EDSON ZAMBON MONTE; LUIZ ANDRE DE OLIVEIRA; JOSE ROBERTO DE ARRUDA FILHO; JOSE EUCLIDES FERNANDES GIGLIO; IGOR FELIPE DE SOUZA MARIANO; ANGELO BLANCO DA COSTA NETO; MAGNO JOSE DA SILVA; FABRICIO CARVALHO MIRANDA; WILLIAM APARECIDO DE FARIA; DANIEL VITOR LOPES SILVA; GABRIEL ALVES DE AZEVEDO; EDICLECIO NASCIMENTO SANTOS; ALBERTO JANDRE DOS SANTOS; NEREU GABRIEL KKARDIFF; LORENO MIGUEL HOFF; FABIO MARQUES RODRIGUES; IVANDRO

5

PEREIRA DE ALMEIDA MIRANDA; VINICIUS DE FRANCA DA SILVA; JOAO VICTOR VIRIATO BARBOSA; EVERTON HERMES SOUZA ALVES; LUIS ROBERTO SPEHAR; JANAINA PINHEIRO SANTIAGO; BRUNO KALAF; ALESSANDRO DELAM CAMARGO; JOAO GUILHERME PEREIRA; KAIQUE MIRANDA COSTA LOBO; CLISTENES HENRIQUE DA SILVA; DIEGO LAMB PEREIRA; PAULO ROBERTO CESAR FERNANDES; CLEBER LINCOLN ANDRADE COSTA; SERGIO APARECIDO STOCCO; ALVARO GUILHERME GASPARINI PASSOS; LEONARDO DE OLIVEIRA CORREA; MARCO AURELIO CHAGAS VIEIRA; HENRIQUE SANTOS; SIDNEY DA SILVA ALBUQUERQUE; PAULO SERGIO MENEZES DE SOUZA SANTOS; CLEYTON CASTRO; ROBERTO VINICIUS PEGHINI; LUIZ PASSALACQUA; CICERO FERNANDO RODRIGUES MATOSO; LEANDRO AMARO ALVES; LEANDRO CEZAR TEIXEIRA; MAGNO AMELIO DE MORAES; ADILSON CARLOS BETTI; LEONARDO VALVERDE CALIXTO DE ALMEIDA; ADRIANO MORALES; FREDERICO CESAR PINHEIRO GONCALVES; MARCOS ROGERIO PAIVA FONSECA; MARCIO DIEGO MACHADO DE MATOS; MICHAEL MILLAN CARDOSO ANDRADE; FERNANDO IGE KUSABARA; MAURO DIAS NISENSON; FERNANDO RETUMBA CARNEIRO MONTEIRO FILHO; CONRADO FERNANDES BARROS; ERICO GIUVAINE STEIN MACHADO; JEFFERSON EDUARDO BUSATTO; GUSTAVO PEREIRA CORREIA; LAYLSON ANTHUNE RODRIGUES PEREIRA; RODOLFO HAMPEL FLECK; IRAILDES RAIMUNDA L PAIXAO; EVERSON DOS SANTOS CAVALCANTE; RODRIGO GUEDES DE CAMARGO; DANIEL BUENO; ALBANO MOLINARI JUNIOR; BRUNO MORAES DA SILVA GOMES LUCAS; HERICO JOSE CANDIDO NOCCHI; GUSTAVO PIRANGA MIGUEL; MARCELO GESTA PALMARES MARTINS; MOISES BARCELOS GUERRA PINTO; GISMAR ALCIDES FRANCA; DANIEL FERREIRA DA SILVA; ANTONIO FRANCISCO PAIVA; ROMAN DARIO CUATTRIN; ERIC VINICIUS DO NASCIMENTO; GUARACI DA COSTA; LEANDRO SOUZA MARTINS; ARENILSON RODRIGUES DOS SANTOS; BRUNO CARDOSO DORNELES CASTRO; ANTONIO TEODORO CARVALHO; IGOR SIPRIANO SILVA; PAULO CEZAR NUNES; LUIS ANTONIO MACHADO PACHECO; MURILO GARCEZ LOPES; LEANDRO YOSHIOKA; RAFAEL KAWAYE; CARLOS BUCK DE LIMA; EDELSON PEDRO CARDOSO; LUIZ RICARDO VIEIRA DOS SANTOS; FERNANDO QUEIROZ SANTA MARTA; FRANK DOS SANTOS RAMOS; MARCONE FERREIRA DA SILVA; EVERTON DE GUSMAO ROCHA; MARCELO DE SOUZA CRUZ LADEIA; AMILTON KURAZ; RAPHAEL SEABRA BAHIA; YAN DE MELLO MAIA MARTINS COUTINHO; PAULO HENRIQUE SANTANA DAS CHAGAS; JOAO PEDRO ALMEIDA EGGER; DANILO DO PRADO OLIVEIRA; RICARDO SOITI SAKON; CARLOS ALBERTO FRANCO DE ANDRADE; ERIKA ALBUQUERQUE RIBEIRO ALVES; WILTON PEREIRA MACEDO; JULIANO ALVES DA SILVA; HUMBERTO TADASHI TSUBAMOTO; FABIO NUNES RAMOS; JADESON MARCOS DE ARAGAO; CLOVIS GARCIA MARCONDES; AUGUSTO GONZALEZ; RODRIGO DA SILVA PRADO; DANILO ALMEIDA DIAS; S╔RGIO CARNEIRO VIANA; CESAR FELIPE PIUCO; FRANCISCO LUCAS RODRIGUES DIAS; MAURICIO SANCHES MENDONCA; RAFAEL PAIVA DE LUCENA CORREA; STEPHANY MEDEIROS MIRANDA; PEDRO ADOLFO RODRIGUES DIAS; JAKSON DA SILVA CUNHA; MARCOS AURELIO FERREIRA; NELSON SHOJI SHISHITO; EDSANDRO ALVES PEREIRA; GILSON ROBERTO FERREIRA; OCIMAR GERALDE; NATALICIO DE SOUZA DOS SANTOS; VITOR GABRIEL DE CASTRO RIBEIRO; JOSE EDGAR SOUSA MACIEL JUNIOR; KELLY PEREIRA DE LIMA; JUAN ALEX AIOLFI; MARCELO INDA ZERBES; JEAN CARLOS DUARTE MATEUS; BETANIA DE ALMEIDA PEIXOTO; JOSIEL GAVA BERGANTON; ALEXSANDER CRISTO PISKE; DAYANE THEMOTEO DA SILVA; ROGERIO CEZAR ESPICALSKY; LEANDRO JOSE FERREIRA; ALEXANDRE DE ANTONIO; PATRICIA APARECIDA ROSA LOPES DE ALMEIDA; DIEGO KIAN; HILDA IRENE GONZALEZ ESCUDERO; LUCAS EVANGELISTA PEDROSA; ROBERTO DIOGO TAVARES; OTAVIO LEITE ROTHEBARTH; MARCO AURELIO DA SILVA NUNES; GRAZIAN RAMON SA; EMERSON DA SILVA; SIMONE CAMARGO DE FIGUEREDO; SERGIO SLEUTJES; JEFERSON RICHARD DE LIMA; LEANDRO ALFANO DE CAMARGO; MARIO ROBERTO MELO SILVA; SERGIO DIAS ALVES; TAIRONE ALVES BARRETO;

6

HENRIQUE SOARES DE SOUZA; ABELL REIS DE CARVALHO; WILLIAM ALVES SERENO BORGES; EGNALDSON MARQUES DA SILVA FILHO; RICARDO VITAL OLIVEIRA; FABIO BARRETO DE GOIS; MIGUEL ARAUJO JUNIOR; FABIANO TREVIZAN; ANTONIO ESTEVES JUNIOR; SERGIO AUGUSTO DE MORAES; SERGIO RENATO DANTAS PINTO; GILDO ARAUJO DE MORAES; OCTAVIO AUGUSTO FELIPE; ROGERIO BIONDI; LUCAS BATISTA DA SILVA PINTO; WAGNER ELIAS PEREIRA; RAFAEL DA SILVA COSTA; CHRISTOPHER PASSIANE TORELLI; ALIRIO ANDRE DE ARAUJO; WELISSON BATISTA FRAMBOLZ; HELIO FERNANDO PECANHA VARELA; PAULO BASTOS; ADRIANO MARCOS IORI; PEDRO GUILHERME CENTA DO AMARAL; BRENO OTTONI FRAGIORGE; CARLOS LEOPOLDO WENTZ; ABNER CONCEICAO DA ROCHA; JOSE APARECIDO DA SILVA; MARILINE DA COSTA LUZ MAGNUS DE SOUZA; MARIO ROBERTO BARBOSA CAMPOS; HERMENILDO DA SILVA CARDOZO; GERMANO SORIANO DE SA; LEVIR ITSURU OGUSUKO; GIULIANO RODRIGUES PINTO; ELINALDO VIEIRA DOS SANTOS; JAIME WEHRMANN; WILSON LUIZ NEGRINI DE CARVALHO; LUIZ ROBERTO LISBOA; FERNANDO DA CUNHA LOPES; JAIR ROBERTO CARLESSO; LEANDRO COELHO DE SOUZA; LUIZA OTILIA MUNIZ FARIAS; LEONARDO DE OLIVEIRA VIANA; MATEUS MENEZES DO NASCIMENTO; LUIZ CARLOS RODRIGUES DOS SANTOS SOARES; ALCIDES SOARES PONS; PAULO ABRAAO DE ALMEIDA PINTO; EDSON DA SILVA BRUM; CHARLENE DE ASSIS DA SILVA; MARCIO FERNANDES; MARLON ANDRE MLLICH; ERLON FERNANDES DE SOUSA; FABRICIO MIRAGLIA; MARISA VIEIRA MAGALHAES; RICARDO CAMPOS DOS SANTOS; LUCAS HENRIQUE VIANA; MAIKO LUIS MIORANDO; JACKSON FELIPE ERIG; DIEGO DA SILVA LIMA; SERGIO LUIS DUTRA DA CRUZ; FERNANDO ARAKAKI; ELDER SANTOS NAZARETH; DENY DOS SANTOS RODRIGUES; DANIEL VIANA MEDEIROS; AURELIO PACHECO RIOS DUARTE; THIAGO MENDES ROSA; ANTONIO GERALDO ALVES QUEIROZ; JOAO PEDRO MOREIRA E MOREIRA; JPMORGAN GLOBAL ALLOCATION FUND; FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F; INVESTERINGSFORENINGEN BANKINVEST, EMERGING MARKETS AKTIER K; TEACHERS RETIREMENT SYSTEM OF THE CITY OF NEW YORK; CONSTRUCTION BUILDING UNIONS SUPER FUND; JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF; GODFOND SVERIGE VARLDEN; SPP EMERGING MARKETS PLUS; VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER; VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER; VANGUARD EMERGING MARKETS STOCK INDEX FUND; LAERERNES PENSION FORSIKRINGSAKTIESELSKAB; VANGUARD ESG INTERNATIONAL; AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II; GLOBAL ALL CAP ALPHA TILTS FUND; NYLI WMC INTERNATIONAL RESEARCH EQUITY FUND; FACTORY MUTUAL INSURANCE COMPANY; INVESTERINGSFORENINGEN BANKINVEST - EMERGING MARKETS AKTIER; STOREBRAND SICAV; VANGUARD EMERGING MARKETS EX-CHINA ETF; VANGUARD INTERNATIONAL SHARES HIGH YIELD FUND; MONEDA LUXEMBOURG SICAV - LATIN AMERICA SMALL CAP FUND; CAPITAL GROUP EMPLOYEE BENEFIT INVESTMENT TRUST; CAPITAL INTERNATIONAL FUND; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND; ARROWSTREET GLOBAL EQUITY FUND; NEW WORLD FUND, INC.; STOREBRAND GLOBAL ALL COUNTRIES; STOREBRAND EMERGING MARKETS; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; HUGO CANOA DE OLIVEIRA PARREIRA; CESAR AMARO DA SILVA; TIAGO MOREIRA COELHO; MARCOS ALVES MARTINS; EMANUEL TOBIAS VIEIRA DOS SANTOS; MARCELO COUTO DE SANTANA; BRUNO ZEQUINI ABE; MATHEUS LEONEL PAGGI; MAURICIO TAKARA MARTORELLI; ZENEIDA TEIXEIRA PINTO; JOAO BATISTA DO NASCIMENTO; MALCO HENRIQUE DA SILVA; MARCELO GARCIA DO COUTO; ALEXANDRE DIAS DOS SANTOS; JEANDSON CARVALHO MAIA DA SILVA; ARYOWAN BARBOSA GOMES; JOSIMAR BERLANDA; JOAO VALDIR PASSARINI JUNIOR; SANDRO

7

CORDEIRO SAO MARCOS; ANDREW PRAXEDES DE ARAUJO; REINALDO DE ARAUJO BARBOSA; ROBERTO DUTRA NOGUEIRA; JOSE DOS SANTOS SARAIVA; LEANDRO COLOMBI; CALEBE VITOR DE MOURA MEIRA; JOSIAS MACIEL DE LIMA; MARCELO BONESSO; PATRICIA PERES DA COSTA; DANIEL NASCIMENTO MOREIRA DA SILVA; CARLOS ROBERTO CAETANO PEREIRA; JOSE AFONSO RENNA DE QUEIROZ; ANDRE RICARDO DOS SANTOS NUNES; MAYCK ARAUJO DA SILVA; WENDER ANTONIO PEDROSA; CLAUDIANO DA SILVA; PAULO ENRIQUE ALVES PEREIRA; SANDRO JUNIOR DA SILVA COSTA; SAMUEL ALCIDES DOS SANTOS JUNIOR; ERIKA CRISTIE PEIXOTO DA SILVA; RENAN OSORIO FORTES; JOAO MARCOS NUNES DA SILVA; NEWTON SERGIO FERREIRA LIMA; CLEBER MENDONCA SILVERIO; OZIAS ROMANELI ANDRE; DIEGO CARLOS GLINGANI SEBRIAN; EUDHONE PINHO DE OLIVEIRA; JEAN CARLO RONSON; TATIANE RIBEIRO DE AZEVEDO; CAIO OLIVEIRA RAMOS; RAPHAEL SAUEIA BUENO; GENIVALDO PAZ DA SILVA; DANIEL ALMEIDA PONTE; ALICE KONRAD XAVIER; LINCON CERQUEIRA KISHIMOTO; TAWAN GUIMARAES RIBEIRO DA CRUZ; CICERO VALDIR DE SOUSA ROCHA; FABIANA MORAIS; LUIS GUSTAVO DA COSTA ROSA; MARCELINO HERMES BARROSO; JOSE CARLOS PORTO; ERIC NERY DA SILVA; FELIPE TADEU REIS MACHADO; JOSE DE MOURA E SILVA NETO; ALISSON SEVERINO ALCANTARA DA SILVA; ALISSON HENRIQUE SANTOS GONDIM; JORGE LUIS CURY; ROBERT YURI PEDROZO; JOSE THEOBALDO COSME DA SILVA; DECIO CAMILO DE CAMARGO; JOSE CARLOS DOS SANTOS; WAGNER FERREIRA NAZARETH; LEANDRO CARDOSO OLIVEIRA; ATHAIAS FERREIRA SANTOS; WESLEI GUADALUPE DE SOUZA; VALDIENO MIGUEL ARAUJO; STANLIB FUNDS LIMITED; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; AMERICAN FUNDS INS SERIES NEW WORLD FUND; DIMENSIONAL EMERGING MKTS VALUE FUND; SPDR SP EMERGING MARKETS ETF; MANAGED PENSION FUNDS LIMITED; DWS LATIN AMERICA EQUITY FUND; NORGES BANK; CANADA PENSION PLAN INVESTMENT BOARD; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; THE EMERGING M.S. OF THE DFA I.T.CO.; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; STATE OF ALASKA RETIREMENT AND BENEFITS PLANS; PICTET GLOBAL SELECTION FUND - G G M FUND; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; SCHWAB EMERGING MARKETS EQUITY ETF; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK; INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF; 3M EMPLOYEE RETIREMENT INCOME PLAN TRUST; AUSTRALIAN RETIREMENT TRUST; THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA; LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND; CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.; UTAH STATE RETIREMENT SYSTEMS; FIRST TRUST LATIN AMERICA ALPHADEX FUND; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; ISHARES V PUBLIC LIMITED COMPANY; ALASKA PERMANENT FUND; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; CITY OF NEW YORK GROUP TRUST; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; VANGUARD FUNDS PUBLIC LIMITED COMPANY; THE MASTER TRT BK JPN TRUSTEE OF JPM BRICS5 MOTHER FUND; ARROWSTREET US GROUP TRUST; ISHARES EMERGING MARKETS DIVIDEND ETF; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; ARROW. CAP. IR. LTD FAOBO ARR. GL. EQ. CCF, ASFOTA CCF; STATE STREET IRELAND UNIT TRUST; ISHARES GLOBAL MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED); ARROWSTREET (CANADA) ACWI MINIMUM VOLATILITY ALPHA EXTENSION; SPDR SP EMERGING MARKETS FUND; MERCER UCITS COMMON CONTRACTUAL FUND; AMERICAN FUNDS DEVELOPING WORLD GROWTH AND INCOME FUND; ARROWSTREET CAPITAL ESG GLOBAL EQUITY LONG/SHORT F; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L; CC&L Q EMERGING MARKETS EQUITY FUND; LEGAL & GENERAL GLOBAL EQUITY INDEX FUND; CPPIB MAP CAYMAN SPC; LEGAL GENERAL U. ETF P. LIMITED

8

COMPANY; ARROWSTREET GLOBAL EQUITY - ALPHA EXTENSION FUND; PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND; VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER; PIMCO RAE EMERGING MARKETS FUND LLC; BETASHARES GLOBAL BANKS ETF - CURRENCY HEDGED; ARROWSTREET COLLECTIVE INVESTMENT TRUST; THE BOARD OF THE PENSION PROTECTION FUND; MACKENZIE EMERGING MARKETS EQUITY INDEX ETF; FIRST TRUST GLOBAL F PLC - FIRST T G E INCOME UCITS ETF; JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T; LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND; SCOTTISH W I S F ICVC-E. MRKT PARIS-A INDEX E.T. FUND; SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F; VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U; CC&L U.S. Q MARKET NEUTRAL ONSHORE FUND II; HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG; ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND; ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P.; LEGAL & GENERAL ICAV; ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU; ARROWSTREET ACWI REDUCED CARBON ALPHA EXTENSION TR; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; ARROWSTREET INTERNATIONAL EQUITY EAFE ALPHA EXTENSION CIT; NEPC INVESTMENT LLC; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND; LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS; PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN; INVESCO MARKETS III PLC - INVESCO FTSE EMERGING MA; LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC; VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS; FRANKLIN LIBERTYSHARES ICAV; ARROWSTREET CAPITAL COPLEY FUND LIMITED; MBB PUBLIC MARKETS I LLC; FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF; SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; GOLDMAN SACHS ETF TRUST II - GOLDMAN SACHS MARKETB; MERCER EMERGING MARKETS SHARES FUND; FIRST TRUST BLOOMBERG EMERGING MARKET DEMOCRACIES; MACKENZIE EMERGING MARKETS LARGE CAP FUND; CAMBRIA GLOBAL VALUE ETF; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; ARROWSTREET (DELAWARE) L/S FUND L.P.; XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF; STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL; ARROWSTREET CLARENDON TRUST FUND; ARROWSTREET (CANADA) INTERNATIONAL DEVELOPED MARKE; CONNOR CLARK & LUNN COLLECTIVE INVESTMENT TRUST; ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND; INVESCO BCPL BADGER FUND; ARROWSTREET CAPITAL NEWBURY FUND LIMITED; SPDR S&P EMERGING MARKETS EX-CHINA ETF; ARROWSTREET (DELAWARE) CUSTOM ALPHA EXTENSION FUND; ARROWSTREET CAPITAL EXETER FUND LIMITED; CC&L Q INTERNATIONAL EQUITY FUND LP; PICTET EMERGING MARKETS RISING ECONOMIES ETF; CUSTODY BANK OF JAPAN, LTD. SMTB GLOBAL FINANCIAL; GUSTAVO CACHIQUE AHUANARI; RICARDO DA SILVA PORTO; MACIEL DA SILVA FONSECA; FABIO HENRIQUE DE ABREU FEREZIN; GILSON ALMEIDA DA SILVA; DANIEL GARCEZ SANT ANA; EDILBERTO DA SILVA RIBEIRO; RICARDO ORNAGUI DE OLIVEIRA; MARCELO KLEIN; DAVID ALVES DOS SANTOS NETO; IMACULADA APARECIDA PATERNO BERTUCCI; COLONIAL FIRST STATE EMERGING MARKETS FUND 4; MIGUEL ANTONIO MARCON; COLONIAL FIRST STATE EMERGING MARKETS FUND 6; DANIEL KRAUSE; VINICIUS HORNBURG SANTESTEVAN; ROMULO QUINTELA DE ASSIS; VICTOR CARVALHO N VILANOVA; JOSE CARLOS DA SILVA GOMES FERREIRA; CLEBER NOBRE DE ALENCAR; CCANDL Q EMERGING MARKETS EQUITY UCITS FUND A SUB FUND OF CO; REASSURE LIMITED; HSBC INDEX TRACKER INVEST. FUNDS FTSE ALL WORLD INDEX FUND; PHOENIX U T M L R P A S INDEX EMERGING MARKET EQUITY FUND; ARROWSTREET CAPITAL GLOBAL EQUITY

9

LONG/SHORT FUND LIMITED; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND; ARROWSTREET CAPITAL ESG GLOBAL EQUITY LONG/SHORT F; ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L; ARROWSTREET CAPITAL COPLEY FUND LIMITED; ARROWSTREET (CANADA) INTERNATIONAL DEVELOPED MARKE; ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P.; AMUNDI ETF ICAV - AMUNDI PRIME ALL COUNTRY WORLD UCITS ETF; ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU; ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND; ARROWSTREET ACWI REDUCED CARBON ALPHA EXTENSION TR; ARROWSTREET CLARENDON TRUST FUND; ARROWSTREET CAPITAL NEWBURY FUND LIMITED; ARROWSTREET GLOBAL EQUITY - ALPHA EXTENSION FUND; ARROWSTREET INTERNATIONAL EQUITY WORLD EX U.S. ALP; ARROWSTREET (DELAWARE) CUSTOM ALPHA EXTENSION FUND; AMUNDI ETF ICAV - AMUNDI FTSE ALL WORLD GDP - WEIGHTED UCITS; RODRIGO CORSINO LOPES; LEANDRO ROGERIO DOMINGUES; THOMAS MAGNO DE JESUS SILVEIRA; RODINEY ALMEIDA DA SILVA; RAYANNE DA SILVA BRECIANE; e EDERSON DE CARVALHO PAULA – by remote voting ballot; IT NOW ISE FUNDO DE INDICE; ITAU CAIXA ACOES - FUNDO DE INVESTIMENTO; ITAU IBOVESPA ATIVO MASTER FUNDO DE INVESTIMENTO EM ACOES; ITAU INDEX ACOES IBRX FUNDO DE INVESTIMENTO FINANCEIRO RESPO; ITAU PREVIDENCIA IBRX FUNDO DE INVESTIMENTO FINANCEIRO EM AC; IT NOW IBOVESPA FUNDO DE ═NDICE; ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA; ITAU ACOES DIVIDENDOS FI; ITAU EXCELENCIA SOCIAL ACOES FUNDO DE INVESTIMENTO SUSTENTAV; ITAU IBRX ATIVO MASTER FIA; ITAU INDEX ACOES IBOVESPA FUNDO DE INVESTIMENTO FINANCEIRO R; IT NOW IFNC FUNDO DE INDICE; IT NOW IBOVESPA B3 BR+ FUNDO DE NDICE - RESPONSABILIDADE LIM; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; ARROWSTREET INTERNATIONAL EQUITY - ALPHA EXTENSION FUND; ARROWSTREET US GROUP TRUST, represented by Christiano Marques de Godoy, attorney-in-fact; and THE BANK OF NEW YORK MELLON – Carolina Trindade, attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in the Minutes of the General Meeting Book of the Company.

São Paulo, July 2nd, 2026

Rafael Tridico Faria

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 2, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer